# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ECARX HOLDINGS INC., CIK 0001861974
CUSIP: G29201103
Title of class of securities: Class A ordinary shares, par value US$0.000005 per share
Address of issuer's principal executive offices: 2nd Floor South, International House, 1 St. Katharine's Way, London, United Kingdom (X0), E1W 1UN
Date of event which requires filing of this statement: 01/16/2026
Filed by CIK 0001965905
Persons authorized to receive notices and communications: Zhejiang Geely Holding Group, No. 1760 Jiangling Road, Binjiang District, Hangzhou, China (F4), 310051, 86 (571) 2809 8282

## Reporting persons
- Eric Li (Li Shufu) (CIK 0001965905): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: affiliate funds (AF), working capital (WC); sole voting power 205,763,055; shared voting power 0; sole dispositive power 205,763,055; shared dispositive power 0; aggregate amount beneficially owned 205,763,055 (53.5% of the class)
  Comment: Note to Row (7) and (9) - Represents (i) 144,440,574 Class A ordinary shares and 24,480,458 Class B ordinary shares, which may be converted into 24,480,458 Class A ordinary shares at any time, directly held by Fu&Li Industrious Innovators Limited; (ii) 5,155,389 Class A ordinary shares directly held by Geely Automobile Holdings Limited; (iii) 29,297,002 Class A ordinary shares directly held by Geely Investment Holding Ltd.; (iv) 1,052,632 Class A ordinary shares directly held by Lotus Technology Inc.; and (v) 1,337,000 Class A ordinary shares directly held by GLY New Mobility 1. LP.
  
  Minghao Group Limited holds 1% of the equity interest in Fu&Li Industrious Innovators Limited and its shares are voting shares. Industrious Innovators Limited holds the remaining 99% of the equity interest in Fu&Li Industrious Innovators Limited and its shares are non-voting shares. Industrious Innovators Limited is wholly owned by a trust established for the benefit of Mr. Eric Li (Li Shufu) and his family. Minghao Group Limited is wholly owned by Mr. Eric Li (Li Shufu). Mr. Eric Li (Li Shufu) is solely entitled to exercise the voting and dispositive power in respect of all ordinary shares held by Fu&Li Industrious Innovators Limited.
  
  Mr. Eric Li (Li Shufu) controls Geely Automobile Holdings Limited, and therefore may be deemed to beneficially own all of the 5,155,389 Class A ordinary shares directly held by Geely Automobile Holdings Limited.
  
  Mr. Eric Li (Li Shufu) controls Geely Investment Holding Ltd., and therefore may be deemed to beneficially own all of the 29,297,002 Class A ordinary shares directly held by Geely Investment Holding Ltd.
  
  Mr. Eric Li (Li Shufu) controls Lotus Technology Inc., and therefore may be deemed to beneficially own all of the 1,052,632 Class A ordinary shares directly held by Lotus Technology Inc.
  
  Mr. Eric Li (Li Shufu) controls GLY New Mobility 1. LP, and therefore may be deemed to beneficially own all of the 1,337,000 Class A ordinary shares directly held by GLY New Mobility 1. LP.
  
  Note to Row (13) - Assumes conversion of all Class B ordinary shares into Class A ordinary shares and calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer's issued and outstanding Class A ordinary shares and Class B ordinary shares (consisting of 338,339,230 Class A ordinary shares and 45,960,916 Class B ordinary shares) as a single class as of January 16, 2026. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.
- Minghao Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 168,921,032; shared voting power 0; sole dispositive power 168,921,032; shared dispositive power 0; aggregate amount beneficially owned 168,921,032 (44% of the class)
  Comment: Note to Row (7) and (9) - Represents 144,440,574 Class A ordinary shares and 24,480,458 Class B ordinary shares, which may be converted into 24,480,458 Class A ordinary shares at any time, directly held by Fu&Li Industrious Innovators Limited. Minghao Group Limited holds 1% of the equity interest in Fu&Li Industrious Innovators Limited and its shares are voting shares. Industrious Innovators Limited holds the remaining 99% of the equity interest in Fu&Li Industrious Innovators Limited and its shares are non-voting shares. Industrious Innovators Limited is wholly owned by a trust established for the benefit of Mr. Eric Li (Li Shufu) and his family. Minghao Group Limited is wholly owned by Mr. Eric Li (Li Shufu). Mr. Eric Li (Li Shufu) is solely entitled to exercise the voting and dispositive power in respect of all ordinary shares held by Fu&Li Industrious Innovators Limited.
  
  Note to Row (13) - Assumes conversion of all Class B ordinary shares into Class A ordinary shares and calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer's issued and outstanding Class A ordinary shares and Class B ordinary shares (consisting of 338,339,230 Class A ordinary shares and 45,960,916 Class B ordinary shares) as a single class as of January 16, 2026. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.
- Fu&Li Industrious Innovators Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 168,921,032; shared voting power 0; sole dispositive power 168,921,032; shared dispositive power 0; aggregate amount beneficially owned 168,921,032 (44% of the class)
  Comment: Note to Row (7) and (9) - Represents 144,440,574 Class A ordinary shares and 24,480,458 Class B ordinary shares, which may be converted into 24,480,458 Class A ordinary shares at any time, directly held by Fu&Li Industrious Innovators Limited.
  
  Note to Row (13) - Assumes conversion of all Class B ordinary shares into Class A ordinary shares and calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer's issued and outstanding Class A ordinary shares and Class B ordinary shares (consisting of 338,339,230 Class A ordinary shares and 45,960,916 Class B ordinary shares) as a single class as of January 16, 2026. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.
- Geely Investment Holding Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC), other (OO); sole voting power 29,297,002; shared voting power 0; sole dispositive power 29,297,002; shared dispositive power 0; aggregate amount beneficially owned 29,297,002 (7.6% of the class)
  Comment: Note to Row (13) - Calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer's issued and outstanding Class A ordinary shares and Class B ordinary shares (consisting of 338,339,230 Class A ordinary shares and 45,960,916 Class B ordinary shares) as a single class as of January 16, 2026. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value US$0.000005 per share
Name of issuer: ECARX HOLDINGS INC.
Address of issuer's principal executive offices: 2nd Floor South, International House, 1 St. Katharine's Way, London, United Kingdom (X0), E1W 1UN

## Item 2. Identity and Background
Name of person filing:
Eric Li (Li Shufu)
Minghao Group Limited
Fu&Li Industrious Innovators Limited
Geely Investment Holding Ltd.
Residence or business address:
For Eric Li (Li Shufu):
1760 Jiangling Road, Binjiang District
Hangzhou, Zhejiang Province
China

For Minghao Group Limited:
Craigmuir Chambers
Road Town, Tortola, VG 1110
British Virgin Islands

For Fu&Li Industrious Innovators Limited:
Craigmuir Chambers
Road Town, Tortola, VG 1110
British Virgin Islands

For Geely Investment Holding Ltd.:
Craigmuir Chambers
Road Town, Tortola, VG 1110
British Virgin Islands

Current information concerning the identity and background of each of the directors and executive officers of Minghao Group Limited, Fu&Li Industrious Innovators Limited and Geely Investment Holding Ltd. (collectively, the "Covered Persons"), as well as applicable additional information called for by Items 3 through 6, is set forth on Annex A, attached hereto and incorporated herein by reference.
Present principal occupation or employment:
Minghao Group Limited is an investment holding platform of Mr. Eric Li (Shufu Li).

Fu&Li Industrious Innovators Limited is an investment holding platform of Mr. Eric Li (Shufu Li) and his family members.

Geely Investment Holding Ltd. is an investment holding platform.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Eric Li (Li Shufu) -- People's Republic of China
Minghao Group Limited -- British Virgin Islands
Fu&Li Industrious Innovators Limited -- British Virgin Islands
Geely Investment Holding Ltd. -- British Virgin Islands

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On January 16, 2026, Geely Investment Holding Ltd. acquired a total of 27,297,002 newly issued Class A ordinary shares of the Issuer for a total purchase price in cash of US$45.6 million pursuant to a subscription agreement entered into between the Issuer and Geely Investment Holding Ltd. on January 8, 2026. Immediately after such acquisition, Geely Investment Holding Ltd. directly holds 29,297,002 Class A ordinary shares, amounting to 7.6% of the total issued and outstanding shares of the Issuer.

Mr. Eric Li (Li Shufu) previously reported his beneficial ownership of the securities of the Issuer on a Schedule 13G pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Mr. Eric Li (Li Shufu) is now filing this statement on Schedule 13D because, as of January 16, 2026, the reporting person had acquired beneficial ownership during the preceding 12 months of more than 2% of the issued and outstanding Class A ordinary shares of the Issuer. Each of Minghao Group Limited and Fu&Li Industrious Innovators Limited also previously reported its beneficial ownership of the securities of the Issuer on a Schedule 13G pursuant to Rule 13d-1(d) under the Exchange Act and is now filing this statement on Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 3 is hereby incorporated by reference in its entirety. Except as set forth herein, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the transactions of this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to Rows (11) and (13) of the cover pages of this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Rows (7) through (10) of the cover pages of this Schedule 13D.
Transactions in the class effected during the past sixty days: Other than as described in this Schedule 13D, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons, has effected any transactions in the Class A ordinary shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 is hereby incorporated by reference in its entirety.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is filed as Exhibit 1 to this Schedule 13D.

Other than as described in this Schedule 13D, no contracts, arrangements, understandings or relationships exist with respect to the securities of the Issuer among or between the Reporting Persons or any other person or entity.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Annex A

1 - Joint Filing Agreement dated January 16, 2026 by and among the Reporting Persons

2 - Subscription Agreement dated January 8, 2026 by and between the Issuer and Geely Investment Holding Ltd. (incorporated by reference to Exhibit 10.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on January 12, 2026).

## Signatures
- Eric Li (Li Shufu): /s/ Eric Li (Li Shufu), Eric Li (Li Shufu) (01/21/2026)
- Minghao Group Limited: /s/ Eric Li (Li Shufu), Eric Li (Li Shufu) (01/21/2026)
- Fu&Li Industrious Innovators Limited: /s/ Eric Li (Li Shufu), Eric Li (Li Shufu) (01/21/2026)
- Geely Investment Holding Ltd.: /s/ Zhang Quan, Zhang Quan (01/21/2026)